Exhibit 99.1

Gold Royalty Announces US$70.0 Million Bought Deal Financing

BASE SHELF PROSPECTUS AND PRELIMINARY PROSPECTUS SUPPLEMENT ACCESSIBLE AND FINAL PROSPECTUS SUPPLEMENT TO BE ACCESSIBLE WITHIN TWO BUSINESS DAYS ON SEDAR+

Vancouver, British Columbia – December 8, 2025 – Gold Royalty Corp. (“Gold Royalty” or the “Company”) (NYSE American: GROY) is pleased to announce that it has entered into an agreement with National Bank Capital Markets, BMO Capital Markets, and RBC Capital Markets as joint bookrunners, on behalf of a syndicate of underwriters (collectively, the “Underwriters”), pursuant to which the Underwriters have agreed to purchase, on a bought deal basis, 17,500,000 common shares of the Company (the “Common Shares”) at a price of US$4.00 per Common Share (the “Offering Price”), for aggregate gross proceeds of approximately US$70.0 million (the “Offering”).

Subject to receipt of the necessary approvals, the Common Shares will be listed on the NYSE American.

The Company has granted the Underwriters an over-allotment option, exercisable in whole or in part at any time at the Offering Price up to 30 days after closing of the Offering, to purchase up to an additional 15% of the number of Common Shares issued pursuant to the Offering, for additional gross proceeds to the Company of up to approximately US$10.5 million.

The Company intends to use the net proceeds of the Offering to fund all or a portion of the consideration for its acquisition of an existing royalty on the Pedra Branca mine from BlackRock World Mining Trust plc (the “Acquisition”), and for general corporate purposes. Pedra Branca is an operating copper and gold mine located in Brazil and currently owned and operated by a subsidiary of BHP Group Limited.

Closing of the Offering is expected to occur on or about December 11, 2025 (the “Closing Date”), subject to customary closing conditions, including the receipt of all necessary approvals of the NYSE American in accordance with its applicable listing requirements. The closing of the Offering is not conditional upon the completion of the Acquisition. In the event that the Acquisition is not completed, the Company may reallocate the net proceeds from the Offering for general corporate purposes, including to fund other acquisitions or repay outstanding indebtedness.

The Offering will be made in each of the provinces and territories of Canada, other than Quebec and Nunavut, by way of a prospectus supplement to the Company’s Canadian short form base shelf prospectus dated August 2, 2024. The Company has also filed with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form F-3 (File No. 333-280817), which was declared effective by the SEC on August 2, 2024. The securities in the Offering are being offered only by means of a prospectus, including a prospectus supplement, forming a part of the registration statement. A preliminary prospectus supplement and accompanying prospectus relating to, and describing the terms of, the Offering has been filed with the SEC. The Offering may also be made on a private placement basis in other international jurisdictions in reliance on applicable private placement exemptions. Before investing, prospective investors should read the Canadian base shelf prospectus and the prospectus supplement thereto, or the registration statement, including the U.S. base prospectus therein, and the prospectus supplement thereto, as applicable, including, in each case, the documents attached thereto or incorporated by reference therein, for more complete information about the Company and the Offering.

These documents may be accessed for free on the System for Electronic Document Analysis and Retrieval (“SEDAR+”) at www.sedarplus.ca and on the SEC’s Electronic Data Gathering, Analysis and Retrieval system (“EDGAR”) at www.sec.gov. An electronic or paper copy of the base shelf prospectus, the preliminary prospectus supplement and the final prospectus supplement (when filed) as well as any amendment to the documents may be obtained in Canada, without charge, from National Bank Financial Inc., 130 King Street West, 4th Floor Podium, Toronto, Ontario, M5X 1J9, by phone at (416)-869-8414, or by email at NBF-Syndication@bnc.ca, from BMO Nesbitt Burns Inc., Attn: Brampton Distribution Centre c/o The Data Group of Companies, 9195 Torbram Road, Brampton, Ontario, L6S 6H2, by phone at (905)-791-3151, or by email at torbramwarehouse@datagroup.ca, or from RBC Dominion Securities Inc., Attn: Distribution Centre, RBC Wellington Square, 8th Floor, 180 Wellington St. W., Toronto, Ontario, M5J 0C2, by phone at (416)-842-5349, or by e-mail at Distribution.RBCDS@rbccm.com, and in the United States by contacting National Bank of Canada Financial Inc., Attn: Equity Capital Markets, 65 E. 55th St., 8th Floor, New York, New York, 10022, by phone at (416)-869-8414, or by email at NBF-Syndication@bnc.ca, from BMO Capital Markets Corp., Attn: Equity Syndicate Department, 151 West 42nd Street, 32nd Floor, New York, New York, 10036, by phone at (800)-414-3627 or by email at bmoprospectus@bmo.com, or from RBC Capital Markets, LLC, 200 Vesey Street, 8th Floor, New York, New York, 10281-8098; Attn: Equity Syndicate, by phone at (877)-822-4089, or by e-mail at equityprospectus@rbccm.com by providing the contact with an email address or address, as applicable.

It is expected that delivery of the Common Shares will be made against payment therefor on or about the Closing Date, which will be three business days following the date of the prospectus supplement (this settlement cycle being referred to as “T+3”). Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market are generally required to settle in one business day (this settlement cycle being referred to as “T+1”), unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade their Common Shares prior to the Closing Date will be required, by virtue of the fact that the Common Shares will not settle in T+1, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of Common Shares who wish to trade their Common Shares prior to the Closing Date should consult their own advisors. Listing of the Common Shares will be subject to fulfilling all listing requirements of the NYSE American.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any province, state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such province, state or jurisdiction.

About Gold Royalty Corp.

Gold Royalty Corp. is a gold-focused royalty company offering creative financing solutions to the metals and mining industry. Its mission is to invest in high-quality, sustainable, and responsible mining operations to build a diversified portfolio of precious metals royalty and streaming interests that generate superior long-term returns for our shareholders. Gold Royalty’s diversified portfolio currently consists primarily of net smelter return royalties on gold properties located in the Americas.

Gold Royalty Corp. Contact

Jackie Przybylowski

Vice President, Capital Markets

Telephone: (833) 396-3066

Email: info@goldroyalty.com

Forward-Looking Statements:

Certain of the information contained in this news release constitutes “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian and U.S. securities laws (collectively, “forward-looking statements”), including but not limited to statements regarding the Acquisition, the size and timing of the Offering, the completion of the Offering, the satisfaction of customary closing conditions related to the Offering, the use of proceeds of the Offering, and the listing of the Common Shares on the NYSE American. Such statements can be generally identified by the use of terms such as “may”, “will”, “expect”, “intend”, “believe”, “plans”, “anticipate” or similar terms. Forward-looking statements are based upon certain assumptions and other important factors, including that the conditions to the Offering and the Acquisition will be satisfied, and all requisite regulatory approvals for the Offering will be obtained, in a timely manner. Forward-looking statements are subject to a number of risks, uncertainties and other factors which may cause the actual results to be materially different from those expressed or implied by such forward-looking statements including, among others, the possibility that the Offering does not close when expected, or at all, because conditions to closing are not satisfied on a timely basis, or at all, the possibility that the Acquisition does not close when expected, or at all, because conditions to closing are not satisfied on a timely basis, or at all, and other factors set forth in the Company’s Annual Report on Form 20-F for the year ended December 31, 2024, its registration statement, prospectuses and prospectus supplements relating to the Offering and its other publicly filed documents, available under its profiles at www.sedarplus.ca and www.sec.gov. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, prospectuses and prospectus supplement, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not undertake to update any forward-looking statements, except in accordance with applicable securities laws.